SPARTAN CAPITAL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF SPARTAN CAPITAL HOLDINGS, LLC)

ANNUAL REPORT

DECEMBER 31, 2021

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67801

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spartan Capital Securities, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway, 19th Floor
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kim Monchik, 212-293-4245
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenfield and Company, PLLC.
(Name – *if individual, state last, first, middle name*)

One Penn Plaza, 250 W 34th Street, 1705	New York	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John D. Lowry _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Spartan Capital Securities, LLC. _____ , as

of December 31 _____ , 20 21 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Executive Officer _____
Title

_____
Notary Public

6/3/2022

ANTHONY M. MONACO
Notary Public, State of New York
No. 01MO6171824
Qualified in Suffolk County
Commission Expires 07/30/20 23

This report ** contains (check all applicable boxes):
- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPARTAN CAPITAL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF SPARTAN CAPITAL HOLDINGS, LLC)
ANNUAL REPORT

TABLE OF CONTENTS
DECEMBER 31, 2021

ROSENFIELD & Co. PLLC
TRADITIONAL VALUES | EXTRAORDINARY RESULTS

(888) 556-1154
INFO@ROSENFIELDANDCO.COM
WWW.ROSENFIELDANDCO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Spartan Capital Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Spartan Capital Securities, LLC(the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Rosenfield & Company PLLC

We have served as the Company's auditor since 2019.
New York, New York
June 3, 2022

SPARTAN CAPITAL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDARY OF SPARTAN CAPITAL HOLDINGS, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$	6,002,995
Securities, at fair value		5,749,911
Receivable from clearing broker		1,517,363
Other receivable		300,000
Deposit with clearing broker		250,000
Loans receivable		1,218,604
Fixed assets, net		384,806
Prepaid expenses and other assets		142,419
Total assets	$	15,566,098

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	3,363,912
Loan payable, related party		5,375
Subordinated loans, clearing broker		741,333
Total liabilities		4,110,620
Member's equity		11,455,478
Total liabilities and member's equity	$	15,566,098

SPARTAN CAPITAL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF SPARTAN CAPITAL HOLDINGS, LLC)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note 1 - Organization and Business Activities

Spartan Capital Securities LLC (the "Company") is a limited liability company formed under the laws of the state of New York on June 26, 2007. On July 10, 2008, the Company became a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member firm in the Financial Industry Regulatory Authority (FINRA). The Company is registered in all 50 states.

The Company's operations consist primarily of engaging in agency and riskless principal transactions and providing investment banking services. As a full-service brokerage firm, the Company offers a wide array of products to its clients.

The Company has an agreement with a broker-dealer ("clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii) under the Securities Exchange Act of 1934 ("SEA").

The accompanying financial statements have been prepared from the separate records maintained by the Company and due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity. (See Note 5).

Note 2 – Prior Period Adjustment

The accompanying financial statements of the Company have been restated to correct an error made in prior years. The error relates to an understatement of $94,872 due to recording the effect of stock compensation received in prior periods. Member's equity as of January 1, 2021 has been adjusted for the effect of the restatement of prior years.

Note 3 - Summary of Significant Accounting Policies

Basis of Presentation - These financial statements are presented on the accrual basis of accounting under general accepted accounting principles in the United States of America ("US GAAP").

Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with maturities at purchase of less than three months. The amount in excess of the insured limit was $5,869,153.

Securities – Securities are carried and reported at their fair values on the balance sheet. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value determined by management. At December 31, 2021 the Company had $5,749,911 of securities at fair value which was comprised of $799,361 of warrants, $4,950,550 of common stock in privately held companies. The Company earned these securities as part of compensation in certain contracts.

SPARTAN CAPITAL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF SPARTAN CAPITAL HOLDINGS, LLC)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note 3 - Summary of Significant Accounting Policies (continued)

Fair Value Measurements - Fair value is defined as the price that would be received to sell an asset in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. Fair value should be based on assumptions market participants would use when pricing an asset. Generally accepted accounting principles provide a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Assets and liabilities that are required to be recorded at fair value on the balance sheet are categorized based on the inputs to valuation techniques as follows:

Level 1 - These are assets and liabilities where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access.

Level 2 - These are assets and liabilities where values are based on the following inputs:

- Quoted prices for similar assets or liabilities in active markets.

- Quoted prices for identical or similar assets or liabilities in inactive markets.

- Inputs other than quoted prices that are observable for the asset or liability.

- Inputs which are derived principally from or corroborated by observable market data by correlation or other means.

Level 3. Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The carrying amounts reflected on the statement of financial condition for cash, receivables, and accounts payable approximate their respective fair values due to the short maturities of those instruments.

The following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2021:

Common stock: Marketable common stock (Level 1) is valued at the closing price reported on the active market on which the individual securities are traded. Common stock that is not readily marketable or that has limited trading volume is presented as Level 3.

SPARTAN CAPITAL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF SPARTAN CAPITAL HOLDINGS, LLC)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note 3 - Summary of Significant Accounting Policies (continued)

Fair Value Measurements (continued)

Warrants: The Company values warrants that are traded on an exchange at their last reported sales price. The Company values OTC or nontraded warrants using the Black-Scholes option pricing model, which takes into account the contract terms (including the strike price and the contract maturity) and multiple inputs (including time value, volatility, equity process, interest rates, and currency rates). Warrants that are traded on an exchange in an active market are generally classified in Level 1 of the fair value hierarchy. Warrants that are traded on the OTC market are generally classified in Level 2 or 3 of the fair value hierarchy.

Receivables

Clearing broker - Pursuant to an agreement with the Company's clearing organization, the clearing organization remits a commission payment to the Company during the month subsequent to the trade date. The Company did not incur any bad debts from the clearing organization during 2021.

Other receivables – Pursuant to an insurance policy that provides for coverage on claims-made basis, carrier asserted coverage defenses under the policy which was subject to reimbursement in the amount of $300,000 in connection with the claims.

Fixed Assets - Fixed assets are recorded at cost. Depreciation on office furniture and computer equipment is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method based on the lesser of the useful life or the remaining term of the lease. At December 31, 2021, fixed assets are comprised of the following:

	Cost	Useful Life
Office Furniture	$ 292,698	7 years
Computer Equipment	462,952	5 years
Leasehold Improvements	75,807	5 years
	831,457	
Less: accumulated depreciation	(446,651)	
Fixed Assets, Net	$ 384,806	

SPARTAN CAPITAL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF SPARTAN CAPITAL HOLDINGS, LLC)

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2021

Note 3 - Summary of Significant Accounting Policies (continued)

Income Taxes - The Company is a single member limited liability company; accordingly, no provision has been made in the accompanying financial statements for any federal, state or local income taxes. The results of the operations of the Company flow to the member. The Company is subject to New York State and New York City Franchise Taxes.

The Company believes that it has no uncertain tax positions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The 2018, 2019 and 2020 tax years of the Company remain subject to examination by U.S. Federal and certain state and local tax authorities.

Use of Estimates in Financial Statements - The preparation of financial statements in conformity with US GAAP requires management of the Company to use estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Reclassifications – Certain prior year amounts have been reclassified to conform to the current year presentation.

Subsequent Events - Subsequent events were considered through June 3, 2022, which is the date of the financial statements were available to be issued.

Note 4 - Securities Owned, at fair value

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
Securities owned				
Warrants	$ -	$ 721,020	$ 78,341	$ 799,361
Common stock	-	-	4,950,550	4,950,550
	$ -	$ 721,020	$ 5,028,891	$ 5,749,911

Note 4 - Securities Owned, at fair value (continued)

The following table sets forth a summary of changes in the fair value of the Company's level 3 assets for the year ended December 31, 2021.

	Not Readily Marketable, at Estimated Fair Value	
	Warrants	Common Stock
Balance, beginning of year	$ 705,206	$ 3,717,000
Reclassification	(705,206)	-
Beginning balance, adjusted	-	3,717,000
Investments earned	70,570	4,950,550
Securities sold	-	(3,717,000)
Unrealized gain	7,771	-
Balance, end of year	$ 78,341	$ 4,950,550

Note 5 - Related Party Transactions

The Company is obligated to Spartan Capital Holdings, LLC, its parent, under an administrative services agreement, (the "Agreement"). The Agreement provides the Company with the non-exclusive right to use office space and all office fixtures and equipment suitable and customary for the conduct of its activities and certain operating expenses. The most recent amendment to this Agreement is dated December 31, 2016.

Note 6 – Loans receivable

The Company executed several promissory notes with new independent registered representatives. Each promissory note shall be due and payable to the Company within two to five years of execution. Payment of these notes shall be accelerated and shall become immediately due in the event that the registered representative is no longer continuously registered with the Company as a FINRA licensed general securities representative. All notes bear interest at 10% per annum on the outstanding principal balance. In the event that the registered representative remains with the Company until expiration of the promissory note, then all principal and interest on the note shall be deemed as satisfaction of the note.

There are contingences associated with the loans receivables that are booked on the statement of financial condition. The loans are expensed over the term of the loan. If the independent registered representative leaves the company before the amortization period has ended, the Company may not recover the unamortized receivable balance.

SPARTAN CAPITAL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF SPARTAN CAPITAL HOLDINGS, LLC)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note 6 – Loans receivable (continued)

Included in loans receivable are amounts due from the Company's registered representative for advances on commissions. Occasionally a registered representative does not earn enough commissions to cover the advance, the amount then becomes payable to the Company. There are no terms or interest associated with these advances.

As of December 31, 2021, the loans receivable balance of $1,218,604 consisted of promissory notes of $668,308 and loan advances of $550,296.

Note 7 – Loan payable, related party

The Company has a loan payable to Spartan Capital Holdings, LLC, its parent. There are no terms or interest associated with this loan. As of December 31, 2021, the loan balance amounted to $5,375.

Note 8 – Subordinated loans

During November 2019, the Company entered into a subordinated loan agreement in the amount of $250,000 with Axos Securities, LLC ("AXOS") one of the Company's clearing brokers. The Company promises to pay the principal amount of $250,000 plus interest at 10% on the unpaid principal amount. On the one-year anniversary of the agreement, AXOS will forgive $50,000 of the principal plus interest provided the terms in agreement are met. Thereafter AXOS will forgive the debt as follows: November 2022 $50,000, November 2023 $50,000 and November 2024 $50,000.

During December 2019, the Company entered into an additional subordinated loan agreement with AXOS. The Company promises to pay the principal amount of $850,000 plus interest on the unpaid balance amount of 10% per annum on the maturity date of December 31, 2024. On the one-year anniversary of the agreement AXOS will forgive $170,000 of the principal plus interest provided the terms in agreement are met. Thereafter AXOS will forgive the debt as follows: December 2022 $170,000, December 2023 $170,000 and December 2024 $170,000.

As of December 31, 2021, the subordinated loans amount to $741,333, including interest. During 2021, $220,000 of this debt was forgiven.

Note 9 – Paycheck Protection Program

In 2020, the Company received loan proceeds in the amount of $2,024,263 under the Paycheck Protection Program (the "PPP"). In accordance with U.S. GAAP guidance the Company has determined that U.S. GAAP does not specify accounting treatment for government assistance to a for-profit entity. Accordingly, the Company has elected to follow the guidance in ASC 958-605 in which conditional government grants are recognized in income as conditions are met. In September 2021, the SBA has notified the Company, that the PPP loan has been forgiven and for the year ended December 31, 2021.

SPARTAN CAPITAL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF SPARTAN CAPITAL HOLDINGS, LLC)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note 10 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness, to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2021, the Company had net capital of $4,430,196, which was $4,200,155 in excess of its required net capital of $230,041. The Company's ratio of aggregate indebtedness to net capital was .7789 to 1 as of December 31, 2021.

Note 11 - Contingencies and Accrued Liabilities

The Company, pursuant to its clearance agreement, introduces all of its securities transactions to its broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on customers' accounts.

As of December 31, 2021, the Company had unsecured debits on accounts of its customers totaling $55,158. The clearing broker's policy is to charge the Company if any uncollected debts are outstanding longer that 30 days.

ASC 450 Contingencies governs the disclosure and recognition of loss contingencies, including potential losses from litigation and regulatory matters. ASC 450 defines a "loss contingency" as "an existing condition, situation, or set of circumstances involving uncertainty as to possible loss to an entity that will ultimately be resolved when one or more future events occur or fail to occur." It imposes different requirements for the recognition and disclosure of loss contingencies based on the likelihood of occurrence of the contingent future event or events. It distinguishes among degrees of likelihood using the following three terms: "probable," meaning that "the future event or events are likely to occur"; "remote," meaning that "the chance of the future event or events occurring is slight"; and "reasonably possible," meaning that "the chance of the future event or events occurring is more than remote but less than likely." These three terms are used below as defined in ASC 450. In establishing appropriate disclosure and recognition for loss contingencies, management assesses each matter, and requires management to make certain estimates and judgments that may affect the Company's financial position.

In the normal course of business, the Company is party to a number of lawsuits and legal matters. At December 31, 2021 there are several pending claims against the Company seeking various damages, including punitive damages, reimbursement of legal fees and other asserted claims. An estimate of loss or range of loss cannot be made for lawsuits whereby management and legal counsel believe the outcome is uncertain. The Company's policy is to reserve for costs related to contingencies when a loss is probable, and the amount is reasonably estimable.

SPARTAN CAPITAL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF SPARTAN CAPITAL HOLDINGS, LLC)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note 11 - Contingencies and Accrued Liabilities (continued)

As December 31, 2021, in the opinion of management, after consultation with outside legal counsel, there were no commitments, contingencies or guarantees for which a loss is probable and estimable within the scope of ASC 450 other than those accrued for in the Company's December 31, 2021 financial statements. However, litigation is subject to inherent uncertainties, and a material adverse result in these or other matters may arise from time to time.

The Company and its principals are also subject to a FINRA Wells Notice. An estimate of costs or range of costs cannot be made for this matter. The Company will make, if necessary, appropriate arrangements to ensure that the matter will not have a material impact on the Company's ongoing business operations.

Note 12 - Financial Instruments with Off-Balance Sheet Risk

The Company's introduced customers' securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. Margin accounts totaled $11,004,443 at December 31, 2021.

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally two business days. If customers fail to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. Settlement of open transactions at December 31, 2021 did not have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer's activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company and its clearing broker monitor required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral or to reduce positions, when necessary.

Note 13 - Employee Benefit Plan

The Company has adopted a defined contribution 401(k) profit sharing plan for substantially all of its employees that have attained the age of 21 and have completed 12 months of service. The Company, at its discretion, may make contributions to the plan based upon a percentage of employee contributions.

SPARTAN CAPITAL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF SPARTAN CAPITAL HOLDINGS, LLC)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note 14 - Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and receivable from clearing broker. The Company maintains its cash in bank accounts with balances which may, at times, exceed Federal insured limits. Exposure to credit risk is reduced by placing such deposits in high quality financial institutions.

Concentration of credit risk with respect to receivable from clearing broker is limited due to the quality of the clearing broker 100% of the Company's commissions, are earned from the Company's clearing broker.